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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

 Tyco International Ltd.

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   (Last)                            (First)              (Middle)

 The Zurich Centre
 Second Floor, 90 Pitts Bay Road

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                                    (Street)

Pembroke HM 08, Bermuda

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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

12/17/01


________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Paragon Trade Brands, Inc. ("PGTR.OB")

________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person (1)

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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


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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Right to acquire (2)      (2)        (2)            Common stock,         11,591,405     $43.50         (2)            (2)
                                                    par value $0.01
                                                    per share

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====================================================================================================================================

Explanation of Responses:


Explanation of Responses:

(1)  See Attachments A and B hereto.

(2)  Tyco  Healthcare   Acquisition  Corp.  ("Tyco  Acquisition")  is  a  direct
     wholly-owned subsidiary of Tyco Healthcare Retail Group, Inc. ("Tyco Healthcare Retail"), which is an indirect wholly-owned subsidiary of Tyco International Ltd. ("Tyco"). Tyco Healthcare Retail and Tyco Acquisition have entered into a Stock Purchase and Merger Agreement, dated as of December 3, 2001 (the "Merger Agreement"), with Paragon Trade Brands, Inc. ("Paragon") and its majority stockholders, including a guarantee of Tyco, pursuant to which Tyco Acquisition will acquire approximately 96.6% of the stock of Paragon from these stockholders at a price of $43.50 per share in cash and thereafter Tyco Acquisition will be merged into Paragon under the short-form merger procedures of the Delaware general corporation law. The Merger Agreement will terminate on July 1, 2002 if the transactions that it contemplates are not consummated by that date. On December 17, 2001, early termination with respect to the transactions contemplated by the Merger Agreement was granted under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and, as a result, the reporting persons may be deemed to be 10% owners of the common stock of Paragon for purposes of Section 16 of the Securities Exchange Act of 1934. By filing this form, the reporting persons do not concede that they are subject to Section 16 with respect to the Paragon common stock.



TYCO INTERNATIONAL LTD.

   By:    /s/ Mark H. Swartz                  12/27/01
   -----------------------------------       ------------
          Mark H. Swartz                      Date
          Executive Vice President and
          Chief Financial Officer



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  Attachment A


                             Joint Filer Information

Name:                   Tyco Healthcare Acquisition Corp.

Address:                One Tyco Park
                        Exeter, New Hampshire 03833

Designated Filer:       Tyco International Ltd.

Issuer & Ticker Symbol: Paragon Trade Brands, Inc. ("PGTR.OB")

Date of Event Requiring Statement:  12/17/01


Signature:

                              TYCO HEALTHCARE ACQUISITION CORP.


                              By:  /s/ Jeffrey D. Mattfolk        12/27/01
                                  -------------------------       --------
                              Name:  Jeffrey D. Mattfolk           Date
                              Title: Vice President

                                  Attachment B

                             Joint Filer Information

Name:                   Tyco Healthcare Retail Group, Inc.

Address:                15 Hampshire Street
                        Mansfield, MA 02048

Designated Filer:       Tyco International Ltd.

Issuer & Ticker Symbol: Paragon Trade Brands, Inc. ("PGTR.OB")

Date of Event Requiring Statement:  12/17/01

Signature:

                              TYCO HEALTHCARE RETAIL GROUP, INC.


                              By: /s/ Jeffrey D. Mattfolk         12/27/01
                                  ------------------------        --------
                              Name:  Jeffery D. Mattfolk            Date
                              Title:  Vice President